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                                      AIMCO

                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                  P.O. Box 2065 S. Hackensack, N.J. 07606-2065
                                 (888) 349-2005

                                October 31, 2002

Dear Limited Partner:

         You should have already received the tender offer documents, including the Offer to Purchase dated August 19, 2002, we recently mailed you offering to acquire your units of limited partnership interest in REAL ESTATE ASSOCIATES LIMITED IV ("REAL IV"). The offer was originally scheduled to expire on September 27, 2002, but was extended to expire on October 31, 2002. WE HAVE EXTENDED THE TENDER OFFER UNTIL MIDNIGHT, NEW YORK TIME, ON NOVEMBER 11, 2002. As of October 29, 2002, 748 units, or 11.26%, had been tendered to us in response to this offer.

         On September 20, 2002, Mr. David L. Johnson of Bond Purchase, LLC ("BPLLC"), a third party not affiliated with your partnership or its general partner, sent a letter to the general partner of your partnership, among others, and indicated that it had an interest in making an offer to acquire units of REAL IV for $425.00 per unit. We call your attention to the following facts.

         Mr. Johnson is a member of BPLLC. In June 2001, a complaint was filed alleging that Mr. Johnson and other entities with which he is affiliated, in concert with BPLLC, were improperly withholding certain funds owed to affiliates of your general partner (which was formerly known as "NAPICO"), who were limited partners of certain limited partnerships affiliated with Mr. Johnson and his related entities. On March 22, 2002, a jury for the United States District Court for the Central District of California returned a unanimous verdict against BPLLC, Mr. Johnson and certain affiliated entities, finding:

         o That BPLLC Conspired to Commit Fraud. The jury found that BPLLC and two of its co-defendants agreed "to defraud the NAPICO limited partners."

         o That the BPLLC Entities Breached Fiduciary Duties and Committed Fraud. The jury also unanimously found against two entities controlled by Mr. Johnson (the "Johnson Entities"), each of which serves as the general partner of a limited partnership in which an affiliate of NAPICO is a limited partner.

         o That each of the Johnson Entities Breached Its Fiduciary Duties and Acted with Oppression, Malice or Fraud. The jury also found that the Johnson Entities each:

                  o materially "breach[ed] its fiduciary duty to the NAPICO limited partners" and "acted with oppression, malice or fraud in breaching its fiduciary duty to the NAPICO limited partners;"

                  o "breach[ed] the . . . Limited Partnership Agreement" of the limited partnerships that the Johnson Entities served as general partner;

                  o        breached a related contract;

                  o "commit[ted] fraud as to the NAPICO limited partners" and "acted with oppression, malice or fraud in committing fraud as to the NAPICO limited partners;" and

                  o "agree[d] amongst themselves to defraud the NAPICO limited partners."

         o That Mr. Johnson Breached Fiduciary Duties and Committed Fraud. The jury also unanimously found that Mr. Johnson:
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                  o        "breach[ed] his fiduciary duty to the NAPICO limited
                           partners" and "acted with oppression, malice or fraud in breaching his fiduciary duty to the NAPICO limited partners;" and

                  o "commit[ted] fraud as to the NAPICO limited partners" and "acted with oppression, malice or fraud in committing fraud."

         As a result of these unanimous findings, the Court ordered BPLLC, Mr. Johnson and the affiliated entities to pay the affiliates of NAPICO approximately $770,000 in compensatory damages and approximately $2,855,000 in punitive damages. In addition, BPLLC was ordered to repay approximately $38,528 to the limited partnerships.

         Further, in October 1998, BPLLC entered into a contract with Casden Investment Corporation ("CIC"), the former controlling affiliate of NAPICO and your partnership. In that contract, BPLLC agreed that it would not, without the prior written consent of CIC, acquire, attempt to acquire or make a proposal to acquire any additional units of your partnership.

         In its letter, BPLLC requested a waiver of this provision of that contract. CIC has advised your general partner that it has notified BPLLC, in a letter dated September 24, 2002, that it will not grant a waiver to BPLLC to permit BPLLC to make an offer to the limited partners of your partnership.

         We have extended the offer period to provide you with an opportunity to tender your shares, or to consider our offer further. In light of BPLLC's agreement with CIC, and CIC's election not to grant BPLLC a waiver from that agreement, your general partner is of the opinion that such an offer is not likely to be forthcoming. Moreover, there can be no assurance that if BPLLC does make an offer that it will be at a price higher than what we are offering, that it will be for more than 4.9% of the outstanding units, that all tenders will be accepted on a pro rata basis, or that BPLLC has the financial resources to complete the offer.

         We would like to remind you that our offer provides you with a near-term opportunity to gain liquidity for your investment and to eliminate the cost and record keeping associated with limited partnership tax reporting. If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. However, you will not receive a K-1 in respect of your partnership income or loss after the tax year in which your units are purchased. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

         If you have not already done so, please remember, that to accept our offer the enclosed Acknowledgement and Agreement must be received before midnight, New York time, on November 11, 2002.

         If you have any questions or need assistance in completing the enclosed Acknowledgement and Agreement, please contact our information agent, River Oaks Partnership Services, Inc., toll free, at (888) 349-2005.

                             AIMCO PROPERTIES, L.P.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.

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             By Mail:                        By Overnight Courier:                        By Hand:

           P.O. Box 2065                       111 Commerce Road                     111 Commerce Road
   S. Hackensack, NJ 07606-2065               Carlstadt, NJ 07072                   Carlstadt, NJ 07072
                                          Attn: Reorganization Dept.             Attn: Reorganization Dept.
           By Facsimile:                                                        For information please call:
          (201) 460-2889                                                          TOLL FREE (888) 349-2005
                                                                                             Or
                                                                                       (201) 896-1900
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